CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN


                            FINANCIAL STATEMENTS AND

                            SUPPLEMENTAL INFORMATION


                  Years Ended December 31, 2002, 2001 and 2000


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Culp, Inc. Employees' Retirement Builder Plan
------------------------------------------------------



TABLE OF CONTENTS


                                                                       Page No.

Independent Auditors' Report..........................................     1

Financial Statements

  Statements of Net Assets Available for Benefits.....................     2

  Statements of Changes in Net Assets Available for Benefits..........     3

  Notes to Financial Statements.......................................     4

Supplemental Schedule

  Schedule of Assets (Held at End of Year)............................     8


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--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT



To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina


We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 2002 and 2001 and the changes in its net assets available for plan benefits for each of the years in the three year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Dixon Odom PLLC

March 18, 2003

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CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001



ASSETS                                       2002                  2001
                                        -----------------   -------------------

Investments, at fair value                   $34,285,310           $30,855,428
                                        -----------------   -------------------

Receivables
  Employer contributions                               -               167,193
  Employee contributions                               -               258,219
                                        -----------------   -------------------
                                                       -               425,412
                                        -----------------   -------------------

Cash                                                   -                 3,649
                                        -----------------   -------------------

                         TOTAL ASSETS         34,285,310            31,284,489

LIABILITIES

Accounts payable                                       -                   687
                                        -----------------   -------------------

                 NET ASSETS AVAILABLE
                         FOR BENEFITS        $34,285,310           $31,283,802
                                        =================   ===================

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CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2002, 2001 and 2000



                                                     2002            2001            2000
                                                 --------------  --------------  --------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Investment income (loss)
    Net income from investment in common
     trust funds                                 $     400,611   $    736,876    $    744,413
    Net loss from investment in registered
     investment company funds                       (2,685,003)    (2,153,575)       (901,894)
    Appreciation (depreciation) in fair value of
     Culp, Inc. stock fund                           5,147,577      1,052,504      (2,273,253)
    Net increase in insurance CSV                        7,623              -               -
    Interest income from participant loan fund               -              -              85
                                                --------------  --------------  --------------

                                                     2,870,808       (364,195)     (2,430,649)
  Contributions
    Employer                                         1,868,366      2,030,704       2,380,830
    Employee                                         2,934,591      3,192,956       3,758,942
    Direct rollovers                                    14,101         15,758          82,835
                                                 --------------  --------------  --------------

                            TOTAL ADDITIONS          7,687,866      4,875,223       3,791,958
                                                 --------------  --------------  --------------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO
  Benefits paid to participants                      4,466,413      5,499,417       3,179,149
  Net insurance expense                                      -          6,134           8,133
  Trustee fees                                         115,729        133,067          65,048
  Administrative fees                                  104,216         44,510          98,794
                                                 --------------  --------------  --------------

                           TOTAL DEDUCTIONS          4,686,358      5,683,128       3,351,124
                                                 --------------  --------------  --------------

                    NET INCREASE (DECREASE)          3,001,508       (807,905)        440,834

NET ASSETS AVAILABLE
 FOR BENEFITS
  Beginning of year                                 31,283,802     32,091,707      31,650,873
                                                 --------------  --------------  --------------

                                END OF YEAR     $   34,285,310  $  31,283,802   $  32,091,707
                                                 ==============  ==============  ==============



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CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
------------------------------------------------------




NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments and Income Recognition
-----------------------------------------------

Investments in common trust funds are stated at fair value based on the values of the respective instruments held by each fund as determined by the quoted market prices on the last day of the plan year. Investments in common stocks are stated at fair value as determined by the quoted market prices on the last day of the plan year. Shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held.

Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefits are recorded when paid.


NOTE B - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. (the "Company") and its subsidiaries who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

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NOTE B - DESCRIPTION OF PLAN (Continued)

Contributions
-------------

The Plan was established in 1982 as a profit-sharing plan to which contributions determined by the Board of Directors of Culp, Inc. could be made on a discretionary basis. No profit-sharing contributions were made during 2002, 2001 or 2000.

In January 1999, the Plan was amended to include safe harbor provisions. Participants may contribute from 2% to 15% of their annual compensation as 401(k) contributions. The Company made matching contributions equal to 100% of the participant's contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation. Participants may elect to have contributions invested in 1% increments in a value fund, a stable investment fund, a Culp, Inc. stock fund, an equity growth fund or a balanced fund. Contributions are subject to certain limitations. Prior to August 31, 2001, participants could invest in life insurance policies.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

Participants are immediately vested in their profit-sharing accounts and their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

Payment of Benefits
-------------------

On termination of service, death, disability or retirement, a participant may elect to receive either a lump-sum distribution or monthly or annual installments over a term not to exceed the lesser of fifteen years or life expectancy of the participant and the designated beneficiary. Life insurance purchased through the Plan could be converted to cash or transferred to the participant.

Participant Loans
-----------------

Effective August 1, 1998, Culp, Inc. amended the Plan to allow existing loan balances from Artee Industries, Inc. to enter the Plan. No new loans may be established under this amendment. As of December 31, 1999, there was one loan outstanding with a balance of $1,827. The loan was repaid in 2000.

Insurance
---------

In 2002, all insurance contracts with Great Southern Life were terminated and the cash surrender values of the policies were added to the respective participants' accounts. Net cash value received was $49,913.


NOTE C - INVESTMENTS

The following table presents the fair value of investments at December 31, 2002 and 2001. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                         2002           2001
                                                      -----------   ------------

     Investments at fair value as determined by
       quoted market price:
        Common trust fund:
          Stable Investment Fund                     $ 18,366,208   $ 14,087,230
        Registered investment company funds:
          Evergreen Select Balanced Fund                4,255,063      5,121,896
          Evergreen Stock Selector Fund                 3,254,340      4,970,339
          American Century Equity Growth Fund           3,585,438      4,082,390
        Culp, Inc. common stock                         4,824,261      2,551,283
        Insurance policies                                      -         42,290
                                                      -----------    -----------

                                                     $ 34,285,310   $ 30,855,428
                                                      ===========    ===========

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                              2002          2001         2000
                                            ---------    ----------   ----------

        Common trust fund:
          Stable Investment Fund            $  400,611  $  736,876   $  744,413
        Registered investment company funds (2,685,003) (2,153,575)    (901,894)
        Culp, Inc. common stock              5,147,577   1,052,504   (2,273,253)
                                            ----------  -----------  ----------

                                            $2,863,185  $ (364,195) $(2,430,734)
                                            ==========  ==========  ===========


NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

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NOTE E - INCOME TAX STATUS

The Plan obtained its last determination letter on November 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


NOTE F - PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Wachovia (formerly First Union National Bank). Wachovia is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Recordkeeping and trustee fees paid by the Plan to Wachovia amounted to $219,945 in 2002, $177,577 in 2001 and $163,842 in 2000.

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                            SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER 001
December 31, 2002

                                             (c) Description of Investment
                                                Including Maturity Date,
          (b) Identity of Issue, Borrower,    Rate of Interest, Collateral,                (e) Current
 (a)          Lessor, or Similar Party            Par or Maturity Value       (d) Cost**        Value
 -------  ------------------------------------  ----------------------------   ----------  --------------

  *      Culp, Inc.                            711,931.52 shares, common                    $ 4,824,261

  *      Stable Investment Fund                640,144.16 units
                                                                                             18,366,208

  *      Evergreen Select Balanced Fund        462,506.87 units, Class I
                                                                                              4,255,063

  *      Evergreen Stock Selector Fund         315,037.73 units, Class I
                                                                                              3,254,340

         American Century Equity Growth Fund   236,039.39 units
                                                                                              3,585,438
                                                                                          --------------

                                                                                            $34,285,310
                                                                                          ==============


  *    Indicates party-in-interest.
  **   Cost information omitted for participant-directed investments.

                                                                          Page 8